ITAÚ UNIBANCO HOLDING S.A. CNPJ60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market in general that, after obtaining the authorization from the Central Bank of the Republic of Argentina, it closed as of this date, through its affiliates, the sale of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries (“BIA”) to Banco Macro S.A. (“Macro”), as announced in the Material Fact issued on August 23, 2023. On this date, for the closing of the transaction, Itaú Unibanco received from Macro the amount of US$50 million. The non-recurring impact of this transaction will be recognized in the income statement for the third quarter of 2023, and it was negative by R$1,212 million. With this transaction, Itaú Unibanco reaffirms its commitment to the Brazilian market and the creation of long-term value for its stockholders. São Paulo (SP), November 3, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence